UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

              / x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _________ to _________

                        Commission File Number: 333-39249

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Pioneer Natural Resources Company
                      5205 North O'Connor Blvd., Suite 900
                               Irving, Texas 75039

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


                 Financial Statements and Supplemental Schedule

    As of December 31, 2004 and 2003 and for the year ended December 31, 2004

          With Report of Independent Registered Public Accounting Firm

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN




                                Table of Contents


                                                                          Page


Report of Independent Registered Public Accounting Firm ...............     4

Statements of Net Assets Available for Benefits as of
   December 31, 2004 and 2003..........................................     5

Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 2004................................     6

Notes to Financial Statements..........................................     7

Schedule H; Line 4i - Schedule of Assets (Held At End of Year)
   as of December 31, 2004.............................................    13

Signatures.............................................................    14

Index to Exhibits......................................................    15

                     REPORT OF INDEPENDENT REGISTERED PUBLIC
                                 ACCOUNTING FIRM


To the Participants and the Plan Administrator of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan:


     We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                               Ernst & Young LLP




Dallas, Texas
May 17, 2005

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


                 Statements of Net Assets Available for Benefits



                                                                   December 31,
                                                          -----------------------------
                                                               2004            2003
                                                          ------------    -------------

Investments at fair value:
  Vanguard PRIMECAP Fund..............................    $ 33,937,417    $ 27,137,082
  Vanguard Windsor II Fund............................      18,051,885      12,748,739
  Vanguard 500 Index Fund.............................      17,473,864      15,278,207
  Vanguard Prime Money Market Fund....................       9,872,070      12,564,723
  Vanguard Short-Term Investment-Grade Fund...........       6,154,323       4,976,563
  Vanguard Retirement Savings Trust...................       4,745,263       2,598,710
  Vanguard Explorer Fund..............................       4,664,506       3,325,419
  Vanguard International Growth Fund..................       3,743,138       2,081,153
  Vanguard Total Bond Market Index Fund...............       3,694,790       2,853,005
  Vanguard Asset Allocation Fund......................       3,537,314       2,244,572
  Vanguard Inflation-Protected Securities Fund........       2,693,544         942,171
  Sarofim Equity Fund.................................      12,558,831      14,842,386
  Pioneer Stock Fund .................................       5,652,423       4,964,217
                                                           -----------     -----------
                                                           126,779,368     106,556,947

Participants loans receivable.........................       2,420,298       2,150,262
                                                           -----------     -----------
                                                           129,199,666     108,707,209
Contributions receivable..............................           9,789          25,328
Unallocated accrued administrative expenses...........         (12,620)            -
                                                           -----------     -----------
  Net assets available for benefits...................    $129,196,835    $108,732,537
                                                           ===========     ===========






                 See accompanying notes to financial statements.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2004




Additions to net assets available for benefits:
  Interest and dividend income................................    $  1,859,619
  Employer contributions......................................       6,039,928
  Participants contributions..................................       5,034,827
  Net appreciation in fair value of investments...............      10,864,519
  Rollovers...................................................         391,772
                                                                   -----------
                                                                    24,190,665
Deductions from net assets available for benefits:
  Distributions to participants...............................       3,695,734
  Administrative expenses.....................................          30,633
                                                                   -----------
                                                                     3,726,367

Net increase in net assets available for benefits.............      20,464,298

Net assets available for benefits, beginning of year..........     108,732,537
                                                                   -----------

Net assets available for benefits, end of year................    $129,196,835
                                                                   ===========








                 See accompanying notes to financial statements.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003


Note 1.     Description of Plan

     The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan, a copy of which is available to each participant from the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee (the "Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     General

     The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan was established for the benefit of the employees of Pioneer Natural Resources USA, Inc. (the "Employer"), a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"). All regular full-time and part-time employees of the Employer are eligible to participate in the Plan on the first day of the month following their date of hire. The Plan's assets are held in a trust and certain administrative functions are performed by Vanguard Fiduciary Trust Company, the trustee of the trust (the "Trustee").

     On September 28, 2004, the Company completed a merger with Evergreen Resources, Inc. ("Evergreen"). The Plan was amended to allow all employees of Evergreen who joined the Company, to participate in the Plan, as well as maintain their years of credited service.

     Contributions

     Participants may elect to contribute to the Plan an amount of not less than two percent nor more than 30 percent of their pre-tax annual salary and bonus. Additionally, participants may elect to make after-tax contributions to the Plan. A participant's combined pre-tax and after-tax contributions to the Plan (the "Participant Contributions") may not exceed 50 percent of the participant's annual salary and bonus. Matching contributions are made in cash to the Plan at an amount equal to 200 percent of the first five percent of pre-tax annual salary contributed by a participant to the Plan (the "Matching Contributions").

     Participants Accounts

     Participant's accounts are credited with the Participant Contributions, the Matching Contributions and an allocation of Plan earnings and administrative expenses. Plan earnings and administrative expenses are allocated to each participant's accounts by fund in proportion to their fund balance relative to the total fund balance.

     Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their accounts' vested balances, whichever amount is less. The loans are secured by the balance in the participant's accounts. Participants loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. Loan principal and interest is paid ratably through payroll deductions.

     Investment Options

     During the Plan year ended December 31, 2004, participants were able to allocate their contributions among the following registered investment company funds, common/collective trusts and Pioneer Stock Fund:

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003


Note 1.     Description of Plan (continued)

     Registered Investment Company Funds:

o Vanguard PRIMECAP Fund - Invests in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams.

o Vanguard Windsor II Fund - Invests in a diversified group of large-capitalization companies whose stocks are considered by the fund's advisors to be undervalued or out-of-favor. The stocks generally sell at prices considered by the fund's advisors to be below their overall market average compared to their dividend income and future return potential.

o Vanguard 500 Index Fund - Invests in all of the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of United States stock market performance.

o Vanguard Prime Money Market Fund - Invests in high-quality, short-term money market instruments issued by financial institutions, non-financial corporations, the United States government and United States federal agencies.

o Vanguard Short-Term Investment-Grade Fund - Invests in short-term bonds, including investment-grade corporate and United States Treasury securities.

o Vanguard Explorer Fund - Invests in a diversified group of small-company stocks with prospects for above-average growth.

o Vanguard International Growth Fund - Invests in stocks of seasoned companies located outside the United States with above-average growth potential.

o Vanguard Total Bond Market Index Fund - Invests in a large sample of securities that match key characteristics of the Lehman Brothers Aggregate Bond Index.

o Vanguard Asset Allocation Fund - Invests in common stocks, long-term United States Treasury bonds and money market instruments.

o    Vanguard Inflation-Protected Securities Fund - Invests in inflation-indexed
     bonds   issued  by  the  United   States   government,   its  agencies  and
     instrumentalities, and corporations.

     Common/Collective Trusts:

o Vanguard Retirement Savings Trust - Invests in high-quality fixed-income securities with financial backing from insurance companies and banks.

o    Sarofim   Equity  Fund  -  Invests  in  a   diversified   group  of  large,
     high-quality, multinational companies with favorable growth prospects and high incremental returns on investment.

     Pioneer Stock Fund - The Pioneer Stock Fund is designed to provide long-term growth of capital through increases in the value of the common stock of the Company. Dividends are reinvested to purchase more shares.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003


Note 1.     Description of Plan (continued)

     See Note 3 for additional information regarding investment risks and uncertainties.

     Vesting

     Participants are immediately vested in their Participant Contributions made into the Plan, plus the actual Plan earnings thereon. Participants vest in the Matching Contributions, plus the actual Plan earnings thereon, proportionately for each full year of completed service over a four-year period that begins with the participant's date of hire. Participant's account balances that were merged into the Plan from predecessor plans retain the vesting schedules provided for in the predecessor plans' documents.

     Payments of Benefits

     Vested balances > $5,000. If the total value of the vested portion of the participant's account exceeds $5,000, payments will begin at age 70-1/2 unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by filing a written request to the Plan Administrator. Distributions to terminated, retired or disabled participants will be annuities, but may be installments or lump-sum payments if so directed by the participant.

     Vested balances < $5,000. If the total value of the vested portion of the participant's accounts is $5,000 or less, payment will be made in one lump sum as soon as administratively possible.

     In either case, vested amounts that are invested in the Pioneer Stock Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares of stock. Under the Plan, a participant's beneficiary will receive the participant's account balances in the event of a participant's death.

     Withdrawal of Benefits

     Current employees of the Employer may withdraw (i) all or a portion of their account balances derived from after- tax Participant Contributions or rollover contributions; (ii) their vested assets in the Plan under certain hardship conditions as defined in the Plan agreement; or (iii), if the participant has attained the age of 59-1/2, all or a portion of their account balances derived from Participant Contributions and Plan earnings thereon. Terminated participants may withdraw their vested assets in the Plan.

     Forfeitures

     Upon termination of employment, the unvested portion of a participant's Matching Contributions is forfeited to the Plan. Forfeitures are used to pay for administrative expenses incurred by the Plan or used on an annual basis to reduce the total amount of Matching Contributions made to the Plan by the Employer.

     Plan Termination

     Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA, to discontinue its contributions at any time or to terminate the Plan. In the event of the Plan's termination or the complete discontinuance of Matching Contributions to the Plan, participants will immediately become fully vested in their accounts.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003


Note 2.     Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with United States generally accepted accounting principles ("GAAP").

     Payment of Benefits

     Benefit payments made to participants are recorded when paid.

     Investment Valuation

     The Plan's investments are stated at fair value in the Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003, as determined by the Trustee. Investment fair values are determined as follows:

1. Investments in registered investment company funds are valued using published market prices which represent the net asset value of shares or units held by the Plan as of December 31.

2. Investments in common/collective trusts are valued based upon the fair values of the underlying net assets of the trusts, as determined by the Trustee.

3. Investments in the Company's common stock are valued at the last reported sales price on December 31.

4. Participants loans receivable are valued at their unpaid principal balance, which approximates fair value.

     Security Transactions and Investment Income

     Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

     Use of Estimates

     The preparation of the accompanying financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003


Note 3.     Investments

     The Trustee holds the Plan's investments and executes all investment transactions.

     During the year ended December 31, 2004, the fair value of the Plan's investments (including investments purchased, sold and held) appreciated as follows:

       Registered investment company funds....................   $ 9,625,680
       Common/collective trusts...............................       698,746
       Pioneer Stock Fund.....................................       540,093
                                                                  ----------
           Net appreciation in fair value of investments......   $10,864,519
                                                                  ==========

     The fair values of the Plan's investments are subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk. As described in Note 1, participants have investment options to which they may allocate their contributions and account balances. Those investment options have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above. Due to the level of risk associated with the Plan's investments, it is reasonably possible that changes in the fair values of the Plan investments may occur during the near term, and that such changes could cause the Plan's net assets available for benefits and the participants' account balances to differ materially from those reported as of December 31, 2004.

Note 4.     Administrative Expenses

     The Employer may pay certain expenses incurred in the establishment and administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's earnings or from qualifying account forfeitures. Administrative expenses paid by the Plan were $30,633 for activity related to the year ended December 31, 2004, of which $25,613 was paid via qualifying account forfeiture balances and $5,020 was paid via Plan earnings for participant loan transaction fees. Of the amounts paid via qualifying account forfeiture balances, $12,620 was accrued at December 31, 2004. In addition to administrative expenses paid by the Plan, Plan administrative expenses paid by the Employer were $22,736 for activity related to the year ended December 31, 2004.

     Account forfeiture balances in the Plan qualifying to be used to defray future Plan administrative expenses totaled $52,190 as of December 31, 2004.

Note 5.     Tax Status of the Plan

     The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated March 19, 2003, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003


Note 6.     Related Party Transactions

     Certain Plan investments are in shares or units of registered investment company funds and common /collective trusts that are managed by the Trustee or for which the Trustee provides services. These funds and the Pioneer Stock Fund qualify as party-in-interest transactions.

Note 7.     Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                          December 31,
                                                                  ----------------------------
                                                                      2004            2003
                                                                  ------------    ------------
   Net assets available for benefits per the accompanying
       financial statements....................................   $129,196,835    $108,732,537
   Amounts due to withdrawing participants.....................            -          (139,599)
                                                                   -----------     -----------
       Net assets available for benefits per Form 5500.........   $129,196,835    $108,592,938
                                                                   ===========     ===========

     The following is a reconciliation of distributions to participants during the year ended December 31, 2004, per the financial statements to Form 5500:

   Distributions to participants per the accompanying
       financial statements....................................   $  3,695,734
   Less: Amounts due to withdrawing participants at
       December 31, 2003.......................................       (139,599)
                                                                   -----------
       Distributions to participants per Form 5500.............   $  3,556,135
                                                                   ===========

     Amounts due to withdrawing participants are recorded on Form 5500 for distributions to participants that have been processed and approved for payment prior to December 31, but remained unpaid as of that date.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)
                                 EIN: 75-2516853
                                Plan Number: 001

                             As of December 31, 2004

                                                             (c)
                                                        Description of
                      (b)                           investment including
              Identity of issuer,                  maturity date, rate of                   (e)
               borrower, lessor,                  interest, collateral, par               Current
 (a)           or similar party                       or maturity value                    Value
----   --------------------------------     --------------------------------------     -------------
  *    Vanguard Fiduciary Trust Company     Vanguard PRIMECAP Fund -
                                               544,742 shares                          $ 33,937,417
  *    Vanguard Fiduciary Trust Company     Vanguard Windsor II Fund -
                                               587,435 shares                            18,051,885
  *    Vanguard Fiduciary Trust Company     Vanguard 500 Index Fund -
                                               156,520 shares                            17,473,864
  *    Vanguard Fiduciary Trust Company     Vanguard Prime Money Market Fund -
                                               9,872,070 shares                           9,872,070
  *    Vanguard Fiduciary Trust Company     Vanguard Short-Term Investment-Grade
                                               Fund - 577,329 shares                      6,154,323
  *    Vanguard Fiduciary Trust Company     Vanguard Retirement Savings Trust -
                                               4,745,263 shares                           4,745,263
  *    Vanguard Fiduciary Trust Company     Vanguard Explorer Fund -
                                               62,552 shares                              4,664,506
  *    Vanguard Fiduciary Trust Company     Vanguard International Growth Fund -
                                               198,470 shares                             3,743,138
  *    Vanguard Fiduciary Trust Company     Vanguard Total Bond Market Index Fund -
                                               359,765 shares                             3,694,790
  *    Vanguard Fiduciary Trust Company     Vanguard Asset Allocation Fund -
                                               144,027 shares                             3,537,314
  *    Vanguard Fiduciary Trust Company     Vanguard Inflation-Protected Securities
                                               Fund - 214,284 shares                      2,693,544
  *    Fayez Sarofim & Co.                  Sarofim Equity Fund -
                                               247,027 shares                            12,558,831
  *    Pioneer Natural Resources Company    Pioneer Stock Fund - 448,249 units            5,652,423
  *    Participants loans receivable        Interest rates range from 5.0% to 10.5%       2,420,298
                                                                                        -----------
                                                                                       $129,199,666
                                                                                        ===========

--------------------------
*Party-in-interest

Note: Column (d) is not applicable since all investments are participant directed.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                               S I G N A T U R E S


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            PIONEER NATURAL RESOURCES USA, INC.
                            401(k) AND MATCHING PLAN


Date:  June 28, 2005        By:   /s/ Larry N. Paulsen
                                 -----------------------------------------------
                                 Larry N. Paulsen
                                 Chairman of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee


Date:  June 28, 2005        By:   /s/ Richard P. Dealy
                                 -----------------------------------------------
                                 Richard P. Dealy
                                 Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee


Date:  June 28, 2005        By:   /s/ Kerry D. Scott
                                 -----------------------------------------------
                                 Kerry D. Scott
                                 Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee


Date:  June 28, 2005        By:   /s/ Kevin Schepel
                                 -----------------------------------------------
                                 Kevin Schepel
                                 Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee


Date:  June 28, 2005        By:   /s/ David W. Simpson
                                 -----------------------------------------------
                                 David W. Simpson
                                 Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee


Date:  June 28, 2005        By:   /s/ Susan A. Spratlen
                                 -----------------------------------------------
                                 Susan A. Spratlen
                                 Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                                INDEX TO EXHIBITS



Exhibit
Number                               Description                          Page
-------                              -----------                          ----

 23.1 (a)     Consent of Independent Registered Public Accounting Firm     16


--------------
(a)   Filed herewith